DAKOTA CREEK MINERALS INC.


April 4, 2012

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549

Attention: James Lopez

Re: Dakota Creek Minerals Inc. (the "Company")

Amendment No. 3 to Registration Statement on Form S-1
Filed February 16, 2012
File No. 333-178615

In response to your letter dated March 23, 2012, please see the responses below:

1. We have amended our disclosure to indicate that Squamish Silica & Stone Co. Ltd. reported its findings to the BC Ministry of Mines which reported in the BC Ministry of Mines Report "Geology, Exploration and Mining in BC, 1969" page 194 the following:

     Claim: Venus
     Access: Highway no. 99 passes through the claim
     Operator: Squamish Stone & Silica Co. Ltd. 8744 Joffre Avenue, Burnaby I.
     Metals: Copper, Molybdenum
     Work done: Two pits were dug in overburden; some stripping was done; and two trenches totaling 30 feet in length were cut in bedrock.
     Description: Chalcopyrite and molybdenite occur as fracture-fillings in quartz porphyry.

2. We have now disclosed the date on which we purchased the property, October 15, 2010.

3. Our interim financial statements have been amended to include the data up to November 30, 2011.

4.   We  have  amended  our  disclosure  to  include  the  additional   material
     requested.

Thank you for your assistance.

Very truly yours,

Dakota Creek Minerals Inc.


/s/ Kathy Sloan
------------------------------------
Kathy Sloan
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)